UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check one)
           [  ]  Form 10-K and Form 10-KSB     [   ]  Form 11-K
   [   ]  Form 20-F     [ X ]  Form 10-Q and Form 10-QSB  [ ]   Form N-SAR

             For period ended:  September 30, 2002
                                -----------------


   [   ]  Transition Report on Form 10-K and Form 10-KSB

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q and Form 10-QSB

   [   ]  Transition Report on Form N-SAR

                        For the transition period ended:
                     _____________________________________

    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                -----------------------------------------------

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      Asian Alliance Ventures, Inc.

Former Name if Applicable:                    N/A

Address of principal executive                104 Elm Avenue, Toronto, Ontario
office (Street and Number):                   Canada M4W 1P2

================================================================================
                                     PART II
                             RULE 12B-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

         As a result of the Company's limited administrative and financial personnel the Company has been unable to complete the preparation of its Quarterly Statements for the period ended September 30, 2002 and to arrange for review of the same by its independent accountants by November 14, 2002 without unreasonable effort or expense.

================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                          Name:  J. G. Fraser

                          Area code and telephone number: 416-966-1858

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                           [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           []  Yes          [X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                          Asian Alliance Ventures, Inc.
                          -----------------------------
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                             Date   November 13, 2002

                                             By   /s/ J. G. Fraser
                                                      ---------------
                                                      John Fraser
                                                      President